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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER  001-31682
                                                      --------------------------
                                                      CUSIP NUMBER   75763Q-10-1
                                                      --------------------------

(Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended:  June 30, 2004
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Redline Performance Products, Inc.
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Full Name of Registrant


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Former Name if Applicable

2510 Commerce Way
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Address of Principal Executive Office (Street and Number)

Vista, California 92081
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        As previously disclosed, the registrant is currently experiencing a severe working capital deficiency. Until recently, the registrant did not have the financial resources to engage its accountants and legal counsel to assist in the preparation of the quarterly report.


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PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

        Mark A. Payne                    952                 345-2257
-----------------------------------  -----------  ------------------------------
           (Name)                    (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes /X/ No / /

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /X/ No / /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment A
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                       Redline Performance Products, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 16, 2004                     By  /s/ Mark A. Payne
    ------------------------------------     -----------------------------------
                                             Mark A. Payne, CEO


                                  ATTACHMENT A

                       REDLINE PERFORMANCE PRODUCTS, INC.

                                   FORM 12B-25

                       FOR THE QUARTER ENDED JUNE 30, 2004


         During the quarter ended June 30, 2003, the registrant was engaged in the design and development of its snowmobile products. During this period, the registrant did not produce or sell any snowmobiles or other products, did not generate any revenues from sales of snowmobiles or otherwise, and generated losses from operations in the amount of $2,269,108. During the quarter ended June 30, 2004, the registrant sold 53 snowmobiles, generated revenues of approximately $540,000, and incurred losses from operations in the amount of approximately $1.5 million.